SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October, 2008

Scopus Video Networks Ltd.
(Translation of registrant’s name into English)

10 Ha’amal St., Park Afek, Rosh Ha’ayin 48092
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Attached hereto and incorporated by reference herein is a copy of Scopus Video Networks Ltd.‘s Interim Condensed Consolidated Financial Statements for the first half of 2008.

Attached hereto and incorporated by reference herein is the Management’s Discussion and Analysis of Financial Condition and Results of Operations for Scopus Video Networks Ltd. for the first half of 2008.

This Form 6-K is hereby incorporated by reference into Scopus Video Networks Ltd.‘s, Registration Statement on Form S-8 (Registration No. 333-133995) and into Scopus Video Networks Ltd.‘s registration statement on Form F-3, filed with the Securities and Exchange Commission on October 16, 2007 (File No. 333-146745).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCOPUS VIDEO NETWORKS LTD. (Registrant) By: /s/ Yaron Simler —————————————— Yaron Simler Chief Executive Officer

By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg Chief Financial Officer

Date: October 7, 2008

SCOPUS VIDEO NETWORKS LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2008

(In thousands of U.S. dollars)

SCOPUS VIDEO NETWORKS LTD.

SCOPUS VIDEO NETWORKS LTD.
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share and per share data)

	June 30, 2 0 0 8	December 31, 2 0 0 7
	Unaudited	*

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$30,016	$23,090
Short-term deposits	-	7,227
Trading securities	5,968	5,230
Trade accounts receivable (net of allowance for doubtful accounts of $137 and $152, respectively)	14,637	12,409
Inventories (Note 3)	9,106	7,774
Other receivables and current assets	2,756	2,151

Total current assets	62,483	57,881

Fixed assets, net	4,196	3,453

Deposits in general severance fund	257	230

Other assets	120	105

TOTAL ASSETS	$67,056	$61,669

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade accounts payable	$10,007	$6,221
Other payables and current liabilities	11,819	11,184

Total current liabilities	21,826	17,405

Liabilities for vacation and severance pay	1,901	1,945

Contingent liabilities (Note 4)

SHAREHOLDERS' EQUITY:
Ordinary shares, NIS 1.4 par value; authorized
66,071,428 shares at June 30, 2008 and December 31,
2007; issued and outstanding 13,990,530
and 13,926,907 shares at June 30, 2008 and December 31, 2007
Respectively	4,542	4,517
Additional paid-in capital	78,332	77,428
Other comprehensive income	100	72

Accumulated deficit	(39,645)	(39,698)

Total shareholders' equity	43,329	42,319

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$67,056	$61,669

* Derived from the audited balance sheet at December 31, 2007.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

SCOPUS VIDEO NETWORKS LTD.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except share and per share data)

	Six months ended June 30,
	2 0 0 8	2 0 0 7
	Unaudited

Revenues	$35,504	$25,769

Cost of revenues	18,220	13,216

Gross profit	17,284	12,553

Research and development expenses,
net of participation by the Officer of the Chief Scientist of
$1,472 and $1,254 respectively	6,718	5,066

Sales and marketing expenses	8,383	7,871

General and administrative expenses	2,458	2,550

Operating loss	(275)	(2,934)

Financing income, net	348	587

Loss before income taxes	73	(2,347)

Income tax expenses	(19)	(26)

Net income (loss)	$54	$(2,373)

Basic and diluted net loss per ordinary share	$0.00	$(0.18)

Weighted average number of ordinary shares outstanding used in
basic and diluted loss per ordinary share calculation	13,953,537	13,438,118

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

SCOPUS VIDEO NETWORKS LTD.
INTERIM CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(Dollars in thousands, except share and per share data)

	Six months ended June 30, 2008
	Ordinary Shares	Additional paid-in capital	Accumulated deficit	Other comprehensive Income from derivatives	Total

Balance - January 1, 2008	$4,517	$77,428	$(39,698)	72	$42,319
Exercise of share options	25	165	-	-	190
Amortization of deferred stock-based compensation granted to employees	-	652	-	-	652
Amortization of deferred stock-based compensation granted to consultant	-	87	-	-	87
Accumulated gain from derivatives	-	-	-	28	28
Net income for the period	-	-	53		53

Balance - June 30, 2008	$4,542	$78,332	$(39,645)	100	$43,329

	Six months ended June 30, 2007
	Ordinary Shares	Additional paid-in capital	Accumulated deficit	Other comprehensive Income from derivatives	Total

Balance - January 1, 2007	$4,322	$74,118	$(36,921)	-	$41,519
Exercise of share options	83	610	-	-	693
Amortization of deferred stock-based
compensation granted to employees	-	920	-	-	920
Net loss for the period	-	-	(2,373)	-	(2,373)

Balance - June 30, 2007	$4,405	$75,648	$(39,294)	-	$40,759

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

SCOPUS VIDEO NETWORKS LTD.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands, except share and per share data)

	Six months ended June 30,
	2 0 0 8	2 0 0 7
	Unaudited

Cash Flows - Operating Activities
Net income (loss)	53	(2,373)
Depreciation	760	589
Decrease in severance pay liability, net	(134)	(8)
Increase in vacation liability	334	92
Amortization of deferred stock-based compensation	739	920
Gain from disposal of fixed assets	-	(1)
Decrease (increase) in trade accounts receivable, net	(2,228)	1,053
Increase in other receivables and current assets	(605)	(393)
Decrease (increase) in inventories	(1,331)	2,193
Increase in other assets	(15)	(2)
Increase (decrease) in trade accounts payable	3,800	(2,501)
Increase in other payables and current liabilities	376	1,481

Net cash provided by operating activities	1,749	1,050

Cash Flows - Investing Activities
Decrease (Increase) in short-term deposits	7,227	(28,463)
Increase in trading securities	(738)	-
Purchase of fixed assets	(1,502)	(721)
Proceeds from disposal of fixed assets	-	5

Net cash provided by (used in) investing activities	4,987	(29,179)

Cash Flows - Financing Activities
Proceeds from exercise of options	190	693

Net cash provided by financing activities	190	693

Increase (decrease) in cash and cash equivalents	6,926	(27,436)
Cash and cash equivalents at beginning of the period	23,090	29,950

Cash and cash equivalents at end of the period	$30,016	$2,514

Supplemental information:
Interest paid in cash	-	-

Taxes paid in cash	-	2

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 1	–	GENERAL

Scopus Video Networks Ltd., an Israeli corporation, and its wholly – owned subsidiary in the United States of America, Scopus Video Networks Inc. (“SVNI”), (together “the Company”) provide digital video networking platforms that allow network operators and content providers to transmit, process and manage digital video content. The Company operates in one operating and reporting segment.

NOTE 2	–	UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months period ended June 30, 2008 are not necessarily indicative of the results that may be expected for the year ended December 31, 2008.

NOTE 3	–	INVENTORIES

	June 30, 2 0 0 8	December 31, 2 0 0 7

Raw materials	$7,361	$5,732
Finished products	1,252	1,794
Finished products used for demonstration purposes	493	248

	$9,106	$7,774

In the six months ended June 30, 2008 and the year ended December 31, 2007, the Company wrote down inventories in the amounts of $256 and $1,197 respectively.

NOTE 4	–	CONTINGENT LIABILITIES

In November 2004, one of the Company’s suppliers filed a monetary claim against the Company and its chairman in the amount of $150 with respect to services allegedly provided by the supplier. According to the claim, the Company owes the supplier monies for consulting services provided by him on the year of 2003. In December 2004 the Company submitted a statement of defense and a cross action in the amount of $140. On November 11, 2007, a judgment was rendered, according to which the Company was obligated to pay the supplier the amount of approximately $99.1 and grant the supplier an option to purchase 8,260 of the Company ordinary shares. The Company filed an appeal to the district court regarding the judgment rendered against the Company, including all its components and statements. In May 2006, the same supplier filed a second claim against the Company and its chairman in the approximate amount of $800. According to the claim, the Company owes the supplier monies for consulting services provided by him on the years 2004-2005. In light of the undesirable outcome of the first claim and the supplier’s intention to file another lawsuit in respect to amounts allegedly owned for the year 2006, on March 19, 2008, the Company signed a settlement agreement with the supplier, without admitting any claim what so ever, under which the Company paid the supplier $650 and granted the supplier an option to purchase 28,410 of the Company’s ordinary shares, in return for a final and complete dismissal of both claims. The settlement agreement was finalized on April 9, 2008.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 5	–	GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

The Company adopted SFAS 131 “Disclosure about Segments on an Enterprise and Related Information”. The Company operates in one operating and reporting segment.

A. Geographic information

	Six months ended June 30,
	2 0 0 8	2 0 0 7

Revenues:
USA	6,029	5,046
Other	1,843	2,184

Total North and South America	7,872	7,230

India	6,195	1,506
Other	3,205	6,228

Total Asia and the Pacific Rim	9,400	6,228

Russia	3,107	1,524
France	2,636	2,549
Other	12,489	8,238

Total Europe, the Middle East and Africa	18,232	12,311

Total revenues	35,504	25,769

	June 30, 2 0 0 8	December 31, 2 0 0 7

Fixed assets, net:
Israel	3,918	3,131
USA	278	322

Total	4,196	3,453

NOTE 6	–	NEW ACCOUNTING PRONOUNCEMENTS

In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS No. 161”), which will require increased disclosures about an entity’s strategies and objectives for using derivative instruments; the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under SFAS No. 133, and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. Certain disclosures will also be required with respect to derivative features that are credit risk-related. SFAS No. 161 is effective for the Company beginning on January 1, 2009 on a prospective basis. The Company does not expect this standard to have a material impact on the Company’s consolidated results of operations or financial condition.

In December 2007, the U.S. Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin 110 (“SAB 110”) to amend the SEC’s views discussed in Staff Accounting Bulletin 107 (“SAB 107”) regarding the use of simplified method in developing an estimate of expected life of share options in accordance with SFAS No. 123(R). SAB 110 was effective for the Company beginning in the first quarter of fiscal year 2008. The adoption of SAB 110 did not have an impact on the Company’s consolidated financial statements.

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). This change is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(r) and other GAAP. FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The requirement for determining useful lives must be applied prospectively to intangible assets acquired after the effective date and the disclosure requirements must be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. FSP 142-3 is effective for the Company beginning in the first quarter of fiscal year 2009. The Company is currently evaluating the impact of FSP 142-3 on its consolidated financial statements.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 7	–	SUBSEQUENT EVENTS

On August 4, 2008, the Company entered into a non-binding term sheet (“Term Sheet”) to acquire the business of Optibase Ltd. (“Optibase”), the Company’s principal shareholder. Optibase, based in Herzliya, Israel, provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. According to its audited financial statements, Optibase reported revenues of approximately $23 million in 2007.

Pursuant to the Term Sheet, the Company will acquire certain assets and liabilities related to the digital video and streaming business of Optibase, in consideration for 2.6 million ordinary shares of the Company plus an earn-out of up to 0.9 million additional ordinary shares based on the achievement of sales goals. Upon completion of the transaction, Optibase, currently a 36% shareholder of the Company, will own approximately 46% of the Company’s outstanding ordinary shares, or 49%, if taking into account the full attainment of the additional earn-out shares.

As part of the Term Sheet, the parties agreed that all necessary corporate actions will be taken in order to amend the Company articles of association, such that the Company will no longer have a staggered board and the Company shall adopt standard provisions regarding the appointment of directors at the Company general meeting by an ordinary majority. The parties agreed on the composition of the board of directors of the Company following the closing of the transaction.

The proposed transaction is subject to the completion of due diligence, negotiation and execution of definitive agreements and to the satisfaction of customary closing conditions, including the approval of the respective shareholders of the Company and Optibase. In accordance with Israeli law, the approval of the transaction shall require the approval of a special majority of the shareholders of the Company, because it is a transaction with a principal shareholder. The transaction is expected to close in the fourth quarter of 2008. However, there is no assurance that definitive agreements providing for the transaction as contemplated by the Term Sheet will be executed or that the transaction will be consummated at such time or at all.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We develop market and support digital video networking products including intelligent video gateways, encoders, decoders and network management products. Our customers include satellite, cable and telecom service providers and terrestrial broadcasters, collectively referred to as network operators. Our products are typically installed in a network operator equipment facility or broadcast center to support digital television, high-definition television, or HDTV, live event coverage and the distribution of video content between network operator facilities. We market our products through a combination of third-party distribution, direct sales and partnerships with original equipment manufacturers, or OEMs.

We introduced the first generation of our encoders and decoders in 1995. The majority of our revenues to date have been derived from sales of encoders and decoders. In 2001, we began the development of our intelligent video gateway, an advanced video processing product. We have since directed a large portion of our research and development efforts towards developing and marketing this product. We began shipping our intelligent video gateway in the fourth quarter of 2003.

On December 16, 2005, we completed an initial public offering of 4,500,000 of our ordinary shares at a price to the public of $7 per share.

Six Months Ended June 30, 2008 Compared with Six Months Ended June 30, 2007

Revenues. Total revenues increased by 38% to $35.5 million in the first six months of 2008 from $25.8 million in the first six months of 2007. This increase is mainly attributable to:

—	Increased revenues in Europe, the Middle East and Africa, which increased from $12.3 million to $18.2 million, and revenues in the U.S., which increased from $7.2 million to $7.8 million, due to our increased marketing and sales efforts;

—	An increase in revenues from $6.2 million to $9.4 million in Asia and the Pacific Rim, which mainly resulted from new projects in India;

—	Increased productivity of our sales force, which resulted from our sales and marketing efforts to target specific customers and markets; and

—	Increased demand for our E-9000 encoder, which increased revenue from our encoder product group.

Gross profit. Our gross profit increased by 38% to $17.2 million in the first six months of 2008 from $12.5 million in the first six months of 2007. Gross profit as a percentage of revenues was the same in both period 49%.

Research and Development, Net. Total research and development costs increased by 30% to $8.2 million in the first six months of 2008 from $6.3 million in the first six months of 2007. These amounts exclude OCS grants of $1.5 million and $1.3 million for the first six months of 2008 and 2007, respectively. The increase in our research and development expenses is primarily caused by increase in salaries expenses, due to hiring of additional personnel, and the devaluation of the U.S. dollar against the New Israeli Shekel.

Selling and Marketing. Selling and marketing expenses increased by 6.5% to $8.3 million in the first six months of 2008 from $7.8 million in the first six months of 2007. The increase was due to the expansion of our sales and marketing efforts, including the hiring of additional personnel and payment of commissions on increased revenues.

General and Administrative. General and administrative expenses remained at the same level of $2.5 million in the first six months of 2008 as in the first six months of 2007.

Financial Income, Net. Financial income, net, were $0.3 million in the first six months of 2008 compared to $0.6 million in the first six months of 2007. In the first six months of 2008, we incurred a decrease of our financial income due to a reduction of the interest rate on our deposits as well as incurring financing expenses from the devaluation of the US dollar against the New Israeli Shekel, which caused a reduction of financing income, net in the first six months of 2008.

Taxes on Income. Income taxes for the first six months of 2008 were $19 thousands compared with $26 thousands in the first six months of 2007. The decrease in income tax expense for the six months of 2008 resulted from taxable income from the operations of our U.S. subsidiary.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2008, we had $30 million in cash and cash equivalents; in addition we had $5.9 million in trading securities. As of June 30, 2007, we had $23 million in cash and cash equivalents, $7.2 million in short term deposits and $5.2 in trading securities.

Operating activities. Net cash provided by operating activities was $1.7 million for the first six months of 2008 compared to $1.0 million of net cash provided in operating activities, for the first six months of 2007. Net cash provided during the first six month of 2007 resulted primarily from a decrease in trade receivables and inventory balance while the net cash provided during the first six month of 2008 resulted primarily from the transition into profitability, and an increase in trade accounts payable which were offset by an increase in trade account receivables and inventory as a result of the increase in our revenues and business activity.

Investment activities. Net cash used in investing activities was $5 million for the first six months of 2008 compared to $29 million provided in the first six months of 2007. The change resulted primarily from investment of $28.5 million worth of cash in short-term bank deposits in the first six months of 2007.

Financing activities. Net cash provided by financing activities was $0.2 million for the first six months of 2008 compared to $0.7 million for the first six months of 2007. These amounts resulted from the exercise of stock options by our employees.